Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

December 11, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary
Margaret Schwartz

Re:	ProSomnus Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 28, 2023
File No. 333-275241

Ladies and Gentlemen:

On behalf of our client, ProSomnus, Inc. (“ProSomnus” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 1, 2023, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 28, 2023 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amendment No. 2”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized but undefined terms herein have the definitions ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

December 11, 2023

General

1.	We note the opinion in the legal opinion filed as Exhibit 5.1 that states “[t]he Warrant Shares have been duly authorized and, when the Warrant Shares are issued upon exercise of the Transaction Warrants pursuant to the terms of the Transaction Warrants, will be validly issued, fully paid and nonassessable.” We also note your disclosure on the cover page that states “the Transaction Warrants are subject to the approval of our stockholder…” Please advise how your legal opinion can comply with Staff Legal Bulletin No. 19 if the shares underlying the Transaction Warrants are not yet exercisable by their terms until stockholder approval is received.

The Company respectfully advises the Staff’s that the Company’s stockholders approved, among other things, the issuance of shares of Common Stock underlying the Transaction Warrants at the Company’s Special Meeting Stockholders on December 6, 2023. As such, the Transaction Warrants became exercisable in accordance with their term as of such date and the Company has revised the Registration Statement to update the related disclosure. See the prospectus cover page and pages 9, 27, 28, 95, 96, 97, 110, and 113 of the Amendment No. 2. The Company has also refiled as Exhibit 5.1 to Amendment No. 2 the legal opinion of the Company’s outside counsel.

*****

Securities and Exchange Commission

December 11, 2023

Please direct any questions regarding the Company’s responses or the Registration Statement to Andrew Hoffman at (650) 849-3240 or ahoffman@wsgr.com or Austin March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Andrew Hoffman
Andrew Hoffman

cc:	Leonard Liptak, ProSomnus Inc. Brian Dow, ProSomnus, Inc. Austin March, Wilson Sonsini Goodrich & Rosati, P.C.